UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 3

PETROHUNTER ENERGY CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

71649T 10 4
(CUSIP Number)

David E. Brody
1600 Stout Street, Suite 2000, Denver, CO 80202
(303) 572-8900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 31, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), §§240.13d-1(f) or §§240.13d-1(g), check the following box [   ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71649T 10 4                                                                                                                                           Page 2 of 7

SCHEDULE 13D
1	NAME OF REPORTING PERSONS MAB Resources LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 157,800,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 157,800,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.5%
14	TYPE OF REPORTING PERSON* OO

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7                             2 OF 7
(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 71649T 10 4                                                                                                                                           Page 3 of 7

SCHEDULE 13D
1	NAME OF REPORTING PERSONS BioFibre Technology International Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON* CO

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7                         3 OF 7
(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 71649T 10 4                                                                                                                                           Page 4 of 7

SCHEDULE 13D
1	NAME OF REPORTING PERSONS Marc A. Bruner I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 159,800,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 159,800,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.1%
14	TYPE OF REPORTING PERSON* IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7                         4 OF 7
(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1.             Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Shares, $0.001 par value (“Common Shares”), of PetroHunter Energy Corporation, a Maryland corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 1600 Stout Street, Suite 2000, Denver Colorado 80202.

Item 2.             Identity and Background.

MAB Resources LLC:

(a)           Name:  MAB Resources LLC

(b)           Present principal occupations:  N/A

(c)           Address of principal office:  1875 Lawrence Street, Suite 1400, Denver, Colorado 80202

(d)           Conviction in a criminal proceeding:  no

(e)           Violations of federal or state securities laws:  no

(f)           Citizenship:  Delaware, USA

BioFibre Technology International Inc.:

(a)           Name:  BioFibre Technology International Inc. (formerly MABio Materials Corporation)

(b)           Present principal occupations:  N/A

(c)           Address of principal office:  1875 Lawrence Street, Suite 1400, Denver, Colorado 80202

(d)           Conviction in a criminal proceeding:  no

(e)           Violations of federal or state securities laws:  no

(f)           Citizenship:  Maryland, USA

Marc A. Bruner:

(a)           Name:  Marc A. Bruner

(b)
Present principal occupations:  President, Chief Executive Officer and Chairman of the Board of Falcon Oil & Gas Ltd.; sole director and executive officer of BioFibre Technology International Inc., member of MAB Resources LLC

(c)           Address of principal office:  1875 Lawrence Street, Suite 1400, Denver, Colorado 80202

(d)           Conviction in a criminal proceeding:  no

(e)           Violations of federal or state securities laws:  no

(f)           Citizenship:  USA

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Item 3.             Source and Amount of Funds or Other Consideration.

MAB Resources and BioFibre Technology International initially had shares in GSL Energy Corporation, which were acquired with working capital and personal funds.  Effective May 12, 2006, GSL Energy Corporation merged with and into a subsidiary of the Issuer.  As a result, MAB Resources and BioFibre Technology International Inc. acquired 68,000,000 Common Shares and 2,000,000 Common Shares, respectively.  In May 1, 2007, the Issuer issued 50,000,000 Common Shares to MAB Resources in consideration for the transfer of MAB Resources’ working interest in certain oil and gas properties, a revised overriding royalty interest in such properties and MAB Resources’ agreement to forego monthly capital cost advances.

MAB Resources returned 10,000,000 options to the Issuer on July 17, 2007 and sold 5,000,000 shares on October 17, 2007.  On October 29, 2007, MAB Resources acquired 25,000,000 shares from the Issuer in consideration for the relinquishment of a right to receive up to 50,000,000 performance-based shares.  On November 15, 2007, MAB Resources received 16,000,000 shares and two-year warrants to purchase 32,000,000 shares at $0.50 per share as payment against a promissory note.  The payment was valued at $8,000,000.

On March 31, 2008, MAB Resources sold 30,000,000 shares.

Item 4.             Purpose of Transaction.

MAB Resources and BioFibre Technology International have ongoing oil and natural gas business relations with the Issuer and acquired these interests in the Issuer as a result of the merger of GSL Energy Corporation being merged with and into a subsidiary of the Issuer.  Neither MAB Resources LLC nor BioFibre Technology International Inc. presently has any plan and is not considering any proposal that relates or would result in any of the actions enumerated in Item 4 of Schedule 13D.  MAB Resources LLC and/or BioFibre Technology International Inc. may form such a plan or proposal in the future.

Item 5.             Interest in Securities of the Issuer.

(a)
As March 31, 2008, MAB Resources is the record owner of 124,000,000 Common Shares of the Issuer.  As of March 31, 2008, BioFibre Technology International is the record owner of 2,000,000 Common Shares of the Issuer.  As of March 31, 2008, MAB Resources held exercisable options and warrants to acquire 33,800,000 Common Shares of the Issuer.  As of March 31, 2008, MAB Resources, BioFibre Technology International and Mr. Bruner as a group had a beneficial interest in 189,800,000 Common Shares of the Issuer (50.1%).

(b)
As of March 31, 2008, MAB Resources had sole power to vote and dispose of 157,800,000 Common Shares.  As of March 31, 2008, BioFibre Technology International had sole power to vote and dispose of 2,000,000 Common Shares.

(c)	During the sixty-day period preceding the filing of this Schedule 13D, there were no transactions in the Issuer’s Common Shares other than as described above in Item 3.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by Mr. Bruner.

(e)	Mr. Bruner continues to be the beneficial owner of more than five percent of the Issuer’s outstanding Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

MAB Resources and the Issuer have entered into a stock option agreement, effective as of August 10, 2005, pursuant to which MAB Resources has the option to acquire 13,000,000 Common Shares of the Issuer for an

CUSIP No. 71649T 10 4                                                                                                                                           Page 7 of 7

exercise price of $0.50 per share.  20% of the option was exercisable on each of August 10, 2005 and 2006, and 20% of the option becomes exercisable on each of August 10, 2007, 2008 and 2009.

Item 7.             Material to be Filed as Exhibits.

Exhibit No.                    Description

99.1                                Option Agreement, effective August 10, 2005, between MAB Resources and the Issuer1

99.2	Acquisition and Consulting Agreement between MAB Resources LLC and PetroHunter Energy Corporation Effective January 1, 2007[2]
_________________
1           Filed as an exhibit with the initial filing of this Schedule 13D.
2           Filed as an exhibit with Amendment No. 1 to Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2008	MAB Resources LLC

	By:	/s/ Marc A. Bruner
Marc A. Bruner

BioFibre Technology International Inc.

By:	/s/ Marc A. Bruner
Marc A. Bruner

/s/ Marc A. Bruner
Marc A. Bruner